Ronald S. Tucker
Attorney at Law
78-153 Calle Norte
La Quinta, CA 92253
(760) 771-0036
Fax: (760) 771-4191

July 15, 1999



Mr. Kenneth Lench
Division of Corporate Finance
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0305

Subject: Tensleep Technologies, Inc.
         Registration Statement on Form 10-SB/Amendment No. 2
         SEC File No. 0-26129
         Filed on June 29, 1999

Dear Mr. Lench:

Pursuant to our conversations, please withdraw the Form 10 SB application of the above company. It is my understanding that we can then refile at any time and the process will pick up from that filing date. The withdrawal is to avoid the automatic effectiveness and have additional time to respond to your comments.

Thank you for your response and cooperation in this matter.

Sincerely,



Ronald S. Tucker